New Found Gold Grants Stock Options and Restricted and Deferred Share Units

VANCOUVER, British Columbia - August 14, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) announces that the Company has granted incentive stock options, restricted share units ("RSUs") and deferred share units ("DSUs") of the Company as outlined below.

Certain officers and employees of New Found Gold were issued incentive stock options to acquire an aggregate of 1,499,543 common shares in the capital of the Company at an exercise price of $2.37 (the "Options") in accordance with the Company's "10% rolling" incentive stock option plan. The Options are exercisable for a 5-year term expiring August 14, 2031 and are subject to vesting provisions.

The Company also granted 782,680 RSUs and 128,454 DSUs to certain officers and directors of the Company in accordance with the "5% rolling" share unit plan of the Company (the "Share Unit Plan"), with 1/3 of the RSUs vesting one year from the date of grant, and 1/3 vesting  every year thereafter until fully vested, and the DSUs fully vesting on the date that is one year following the date of grant, and being redeemed after the participant's termination date pursuant to the terms of the Share Unit Plan.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland & Labrador, Canada. The Company holds a 100% interest in its fully funded flagship asset, the Queensway Gold Project ("Queensway"), as well as the Hammerdown Gold Project, which includes the Hammerdown deposit and the Pine Cove Mill. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective fault zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On June 29, 2026, the Company announced it had received conditional approval to graduate to the Toronto Stock Exchange. The stock symbol "NFGC" has been reserved for use by the Company upon listing on the TSX, to align with its stock symbol on the NYSE American LLC.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including statements regarding the expiry and vesting of Options, vesting of RSUs, and vesting and redemption of DSUs; the Company's focus on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing Queensway toward Phase I production; statements regarding the district-scale potential that covers more than 110 km of strike length across two highly prospective fault zones at Queensway; and the conditional approval to list on the TSX. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects.